Exhibit 99.3

TAOP Reports Financial Results for the Six Months Ended June 30, 2021

Hong Kong, October 26, 2021 - Taoping Inc. (NASDAQ: TAOP), a provider of blockchain technology and smart cloud services, today announced its unaudited financial results for the six months ended June 30, 2021.

Revenue was $6.4 million for the first six months of 2021 as compared to $3.7 million for the same period of last year, representing an increase of $2.7 million, or 71.9%. The increase was primarily due to the increase of the sale of high-end data storage servers and software, the addition of advertising revenue as a result of the acquisition of Taoping New Media Co., Ltd. (“TNM”) on June 9, 2021, and the new revenue stream from cryptocurrency mining that the Company initiated in March 2021.

Gross profit was $2.1 million for the first six months of 2021, an increase of $0.6 million, compared to $1.5 million for the first six months of 2020. Gross profit as a percentage of revenue was 33.3% for the first six months of 2021, decreased from 39.3% for the same period of last year. The increase in the overall gross profits was primarily contributed by the increase of software revenue. The decrease in the overall gross margin was primarily resulted from lower margin of cryptocurrency mining and advertising as a result of new business developments for these two newly added business operations.

Net loss attributable to the Company was $14.1 million for the first six months of 2021, compared to a net loss attributable to the Company of $7.7 million for the same period of 2020. Most of the increase in loss was attributed to the share-based compensations granted to the Company’s employees and amortization of service compensation related to warrants issued to the consultants for their services, and loss from equity method investment of TNM, a company acquired on June 9, 2021.

Excluding share-based compensation expenses and loss from equity method investment of TNM, the adjusted net loss attributable to the Company was $8.4 million for the first six months of 2021, compared to the adjusted net loss of $7.4 million for the same period of 2020.

“In 2021, we made a series of strategic decisions including the investment in digital asset business and the acquisition of Taoping New Media. The new actions led to a $2.7 million year-over-year revenue increase for the first six months of 2021. We believe the new businesses will keep ramping up in the rest of 2021,” said Mr. Jianghuai Lin, CEO and Chairman of TAOP.

Mr. Lin added, “We are glad to see the cryptocurrency mining business generating new revenue stream in the first half of 2021 and its subsequent significant growth. We have acquired additional cryptocurrency miners to boost our mining capability and expect our computing power of Ethereum to reach a total of 1000GH/s by the end of 2021, which will generate about 700 Ether per month by then. In addition to Hong Kong facility, we are in the process of constructing new data center and cryptocurrency mining sites in Kazakhstan. We believe that our devoted efforts in the cryptocurrency mining business will provide additional value to the Company’s shareholders.”

Digital Assets Business Progress and Plan

●	On August 27, 2021, the Company announced that its wholly-owned subsidiary Taoping Digital Assets (Asia) Limited (“TDAL”) and a Kazakhstan company, Aral Petroleum Capital LLP (“APC”), have signed a memorandum of understanding (“MOU”) to establish a joint venture to operate a cryptocurrency mining site in Kazakhstan, of which TDAL and APC will own 51% and 49%, respectively.

●	On August 11, 2021, the Company signed a non-binding Memorandum of Understanding with Dennver Group Holdings Limited, a British Virgin Islands company, to purchase Ethereum mining machines with a total hash rate of 500 GH/s. Both parties aim to reach a definitive purchase agreement in the fourth quarter of 2021.

●	On July 30, 2021, the Company entered into a strategic cooperation agreement (the “Agreement”) with Shenzhen IntelStrat Technology Co., Ltd. (“IntelStrat”). Pursuant to the Agreement, TAOP and IntelStrat will seek in-depth collaboration in data service center and investments in blockchain company. It is expected that the parties will initiate the R&D cooperation on certain blockchain technology related projects by the end of 2021.

●	On May 5, 2021, the Company launched “Taoping G Cloud Hong Kong Data Center” in Hong Kong. The Company would deploy a total of 1,000 general-purpose servers suitable for Ethereum and cloud desktops at the data center, with a total hash rate of 480,000 MH/s, by the end of 2021. The Company has accomplished most of its planned deployment for the data center.

●	On May 3, 2021, the Company entered into a strategic cooperation agreement with Singapore-based ZNDS Global Technology PTE. LTD. (“Zionodes”), a leading computing power trading platform for a 5-year term from May 1, 2021, to April 30, 2026. Pursuant to the strategic cooperation agreement, TAOP plans to increase the supply of computing power to Zionodes in stages totaling at least $10 million. The two parties will work together to develop the GPU cloud computing market. The cooperation is expected to be formally implemented in 2022.

Digital Culture (Advertising) Business Progress

●	On August 6, 2021, the Company entered into a letter of intent with the majority shareholder of Yunnan Taoping IoT Limited (“Yunnan Taoping”) to acquire additional equity interests to increase its ownership interest of Yunnan Taoping to 51% or more. Pursuant to the letter of intent, the purchase price, to be determined by the two parties after the completion of due diligence, will be paid in the form of ordinary shares of TAOP. The letter of intent will be terminated if no definitive agreements are entered into between the parties before March 31, 2022.

●	On July 28, 2021, the Company entered into a letter of intent with the shareholders of Zhenjiang Taoping IoT Technology Limited (“Zhenjiang Taoping”) to acquire 51% or more of the ownership interest of Zhenjiang Taoping. Pursuant to the letter of intent, the purchase price, to be determined by the parties after the completion of due diligence, will be paid in the form of ordinary shares of TAOP. The letter of intent will be terminated if no definitive agreements are entered into among the parties before December 31, 2021.

Dissolution of VIE Structure and Change of Corporate Headquarters to Hong Kong

On September 18, 2021, the Company’s wholly owned Chinese subsidiary, Information Security Technology (China) Co., Ltd. (“IST”), exercised the option to acquire 100% equity interests in iASPEC Technology Group Co., Ltd., the then variable interest entity (“VIE”) of the Company (“iASPEC”) from iASPEC’s sole shareholder, Mr. Jianghuai Lin, the Chief Executive Officer and Chairman of the Company. The Company believes that the dissolution of VIE structure in China will improve corporate governance and transparency for TAOP shareholders. The equity transfer was completed on September 24, 2021.

In addition, the Company relocated its global corporate headquarters from Shenzhen, China to Hong Kong as part of the implementation of its global growth strategy. As a result, the executive offices of the Company are now located at Unit 3102, 31/F, Citicorp Centre, 18 Whitefield Road, Hong Kong. TAOP’s Shenzhen office will serve as TAOP’s regional headquarter in Mainland China.

Financial Results for the First Six Months of 2021

Revenue

Revenue was $6.4 million for the first six months of 2021, compared to $3.7 million for the same period of last year, an increase of $2.7 million, or 71.9%. The increase was primarily due to the increase of $0.7 million of the product sale of high-end data storage servers, the increase of $0.6 million of the software sales, the addition of $0.6 million of advertising revenue, and $0.8 million revenue from cryptocurrency mining, a new business the Company initiated in March 2021. The Company expects that revenue for the second half of 2021 would increase as a result of the growth of cryptocurrency mining and advertising businesses.

Gross Profit

Gross profit was $2.1 million for the first six months of 2021, an increase of $0.6 million, compared to $1.5 million for the first six months of 2020. Gross profit as a percentage of revenue was 33.3% for the first six months of 2021, decreased from 39.3% for the same period of last year. The increase in the overall gross profits was primarily contributed by the increase of software revenue. The decrease in the overall gross margin was primarily resulted from lower margin of cryptocurrency mining and advertising. The Company expects that the gross margin for the remaining of 2021 would decrease slightly due to new business developments in cryptocurrency mining and advertising businesses.

Administrative, R&D and Selling Expenses

Administrative expenses increased by $6.5 million, or 92.6%, to $13.6 million for the first six months of 2021, from $7.1 million for the same period of 2020. Such increase was mainly caused by an increase in share-based compensation of $3.0 million to certain employees and $2.1 million amortization of service compensation related to warrants issued to certain consultants, and an increase of $0.9 million in allowance for credit losses. As a percentage of revenue, administrative expenses increased to 212% for the first six months of 2021, from 189% for the same period of 2020. The Company expects that the administrative expenses for remaining of 2021 would decrease as a result of the decrease of allowance for credit losses and share-based compensation to employees。

Research and development (“R&D”) expenses increased by $0.5 million, or 25.4%, to $2.3 million for the first six months of 2021, from $1.8 million for the first six months of 2020. Such increase was primarily due to the increase in payroll and benefits to R&D staff newly employed for the Blockchain Technology business segment, and the increase of depreciation expenses of purchased software. As a percentage of revenue, R&D expenses decreased to 35.2% for the first six months of 2021, from 48.2% for the same period of last year. R&D expense for the remaining of 2021 is expected to be consistent with the first half of the year.

Selling expenses increased by approximately $50,000, or 34.5%, to $0.19 million for the first six months of 2021, from $0.14 million for the first six months of 2020. This increase was primarily due to the increased commission and payroll expenses of sales department which was in line with the increase in revenues. Selling expense for the remaining of 2021 is expected to slightly increase in line with revenue increase.

Net loss attributable to Company

For the first six months of 2021, net loss attributable to the Company was $14.1 million, compared to a net loss attributable to the Company of $7.7 million for the same period of last year. The increase of net loss was the result of the foregoing factors, especially the increase in administrative expenses as discussed above.

Adjusted Net loss attributable to the Company

Excluding the two major reconciliation items, which are $5.1 million share-based compensation expenses and $0.6 million loss from equity method investment of TNM, the adjusted net loss was $8.4 million for the first six months of 2021, compared to the adjusted net loss of $7.4 million for the same period of 2020.

Cash and Financial Position

As of June 30, 2021, the Company had cash and cash equivalents of $0.8 million, compared to $0.9 million of cash and cash equivalents and $0.2 million of restricted cash as of December 31, 2020. Working capital deficit was $2.7 million as of June 30, 2021, compared to working capital deficit of $17.4 million as of December 31, 2020.

Net cash used in operating activities was $16.3 million for the first six months of 2021, compared to net cash used in operating activities of $1.2 million for the first six months of 2020.

About Taoping Inc.

Taoping Inc. (TAOP) is a blockchain technology and smart cloud services provider. The Company provides cloud-based ads display terminal, digital advertising distribution network and new media resource sharing platform in the Out-of-Home advertising market in China. TAOP is also dedicated to the research and application of blockchain technology and digital assets, a new business segment the Company initiated in 2021. With multiple cloud data center deployed overseas, the Company continues to improve computing power and create value for the encrypted digital currency industry. Relying on its self-developed smart cloud platform, TAOP provides solutions and cloud services to industries such as new media and artificial intelligence. To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements may relate to, among other things, statements regarding our expected growth and financial performance, our strategies to drive growth, anticipated effects of the ongoing COVID-19 pandemic, expectations regarding our businesses and anticipated progress and benefits of the Company’s digital assets and digital culture (advertising) transactions. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses and loss from equity method investment of TNM, a company acquired on June 9, 2021. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

Reconciliation of Non-GAAP Adjusted Net (Loss) Attributable to the Company and EPS are provided in the table at the end of this press release.

For further information, please contact:

TAOPING INC.

Chang Qiu
Email: chang_qiu@taoping.cn

Or

Dragon Gate Investment Partners LLC

Tel: +1 (646)-801-2803
Email: taop@dgipl.com

TAOPING INC.

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2021 AND DECEMBER 31, 2020

	June 30, 2021	December 31, 2020
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$849,519	$882,770
Restricted cash	-	214,144
Accounts receivable, net	2,707,994	4,264,257
Accounts receivable-related parties, net	166,012	2,919,215
Advances to suppliers	10,950,271	3,177,678
Prepaid expenses	9,891,376	24,635
Inventories, net	1,366,594	254,678
Cryptocurrencies, net	175,487	-
Loan receivable - related party	-	519,331
Other current assets	2,629,046	173,026
TOTAL CURRENT ASSETS	28,736,299	12,429,734

Non-current accounts receivable, net	-	1,839,230
Non-current accounts receivable-related parties, net	-	1,323,196
Property, plant and equipment, net	18,599,830	10,851,899
Long-term investments	818,266	30,592
Right-of-use assets	926,689	-
Other assets, non-current	3,790,167	4,302,000
TOTAL ASSETS	$52,871,251	$30,776,651

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$5,949,005	$6,210,176
Accounts payable	14,985,772	14,857,436
Accounts payable-related parties	-	69,585
Advances from customers	653,804	315,924
Advances from customers-related parties	100,636	161,063
Amounts due to related parties	3,380,197	137,664
Accrued payroll and benefits	222,086	231,598
Other payables and accrued expenses	4,991,801	6,636,097
Convertible note payable, net of debt discounts	689,502	1,180,908
Lease liability-current	418,546	-
TOTAL CURRENT LIABILITIES	31,391,349	29,800,451
Lease liability	580,917	-
TOTAL LIABILITIES	31,972,266	29,800,451

EQUITY
Ordinary shares, 2021 and 2020: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, June 30, 2021: 13,646,360 shares; December 31, 2020: 8,486,956 shares*;	154,316,011	131,247,787
Additional paid-in capital	26,914,305	15,643,404
Statutory reserve	14,044,269	14,044,269
Accumulated deficit	(206,310,884)	(192,212,544)
Accumulated other comprehensive income	23,675,886	23,612,413
Total equity (deficit) of the Company	12,639,587	(7,664,671)
Non-controlling interest	8,259,398	8,640,871
TOTAL EQUITY	20,898,985	976,200

TOTAL LIABILITIES AND EQUITY	$52,871,251	$30,776,651

* On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except for shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
	(unaudited)	(unaudited)
Revenue – Products	$2,971,899	$2,056,805
Revenue – Products-related parties	67,612	217,813
Revenue – Software	1,621,534	1,049,377
Revenue – Advertising	576,310	-
Revenue – Cryptocurrency mining	814,772	-
Revenue – Other	319,429	371,381
Revenue – Other-related parties	54,021	41,974
TOTAL REVENUE	6,425,577	3,737,350

Cost – Products	2,696,207	1,970,154
Cost – Software	237,986	296,190
Cost – Advertising	683,835	-
Cost – Cryptocurrency mining	661,753	-
Cost – Other	7,555	4,001
TOTAL COST	4,287,336	2,270,345

GROSS PROFIT	2,138,241	1,467,005

Administrative expenses	13,606,688	7,064,286
Research and development expenses	2,260,274	1,802,747
Selling expenses	193,484	143,816
(LOSS) FROM OPERATIONS	(13,922,205)	(7,543,844)

Subsidy income	136,393	223,391
(Loss) from equity method investment	(578,619)	-
Other income (loss), net	378,831	(302,336)
Interest expense and debt discounts, net of interest income	(478,439)	(387,761)
(Loss) before income taxes	(14,464,039)	(8,010,550)

Income tax (expense) benefit	(871)	69,858
NET LOSS	(14,464,910)	(7,940,692)
Less: Net loss attributable to the non- controlling interest	366,570	264,047
NET LOSS ATTRIBUTABLE TO THE COMPANY	$(14,098,340)	$(7,676,645)

Loss per share - Basic and Diluted*
Basic	$(1.34)	$(1.12)
Diluted	$(1.34)	$(1.12)
NET LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY*
Basic	$(1.31)	$(1.08)
Diluted	$(1.31)	$(1.08)

* On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

TAOPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net loss	$(14,464,910)	$(7,940,692)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for credit losses on accounts receivable and other current assets	6,697,608	5,875,044
Provision (reversal) for obsolete inventories	48,589	(15,255)
Depreciation and amortization	2,713,008	1,605,201
(Gain) on sales of cryptocurrencies	(41,345)	-
Impairment on cryptocurrencies	42,447	-
(Gain) on business acquisition	(12,345)	-
Loss on equity method investment	578,620	-
Loss on disposal of equipment and inventories	44,705	50,428
Stock-based compensation for consulting services	2,142,892	204,443
Amortization of convertible note discount	257,430	163,833
Stock-based compensation to employees	2,950,070	92,308
Write-off of long aged payables	(330,991)	-
Changes in operating assets and liabilities:
Accounts receivable	1,460,535	(1,225,284)
Accounts receivable - related parties	744,732	803,982
Prepaid expenses	(701,611)	-
Inventories	(1,193,956)	27,762
Cryptocurrencies – mining	(814,772)	-
Other non-current assets	-	342,269
Other current assets	(139,076)	1,601,902
Advances to suppliers	(8,488,625)	(1,685,458)
Other payables and accrued expenses	(741,892)	305,903
Advances from customers	322,214	(48,317)
Advances from customers - related parties	(62,356)	18,491
Amounts due to related parties	(140,447)	-
Accounts payable to related party	(70,299)	-
Accounts payable	(7,065,510)	(1,283,642)
Lease liability	(62,818)	-
Income tax payable	-	(69,858)
Net cash used in operating activities	(16,328,103)	(1,176,940)

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	38,974	-
Purchases of property and equipment	(769,751)	(150,470)
Acquired cash in connection with a business acquisition	7,644	-
Proceeds from sales of cryptocurrencies	638,183	-
Repayment of loan receivable-related party	170,909	43,708
Net cash provided by (used in) investing activities	85,959	(106,762)

FINANCING ACTIVITIES
Proceeds from short-term bank loans	4,172,283	4,029,193
Borrowings from related party	3,090,580	-
Repayment of short-term bank loans	(4,512,247)	(5,696,201)
Capital injected by minority shareholders in joint venture	4,047	-
Proceeds from issuance of convertible note, net of debt issuance costs	-	1,344,000
Proceeds from issuance of common stock, net of issuance cost	13,071,998	576,000
Net cash provided by financing activities	15,826,661	252,992

Effect of exchange rate changes on cash and cash equivalents	168,088	(4,092)

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(247,395)	(1,034,802)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING	1,096,914	1,519,666
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, ENDING	$849,519	$484,864

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$-	$-
Interest	$195,469	$346,042

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	$849,519	$286,795
Restricted cash	-	198,069
Total cash, cash equivalents, and restricted cash	$849,519	$484,864

TAOPING INC.

Reconciliation of Non-GAAP Adjusted Net (Loss) Attributable to the Company and EPS

	Six Months Ended
	June 30,	June 30,
	2021	2020
Net (loss) attributable to the Company	$(14,098,340)	$(7,676,645)
Share-based compensation for consulting services	2,142,892	204,443
Share-based compensation to employees	2,950,070	92,308
Loss from equity method investment	578,620	-
Adjusted net (loss) attributable to the Company	$(8,426,758)	$(7,379,894)

Weighted average number of shares outstanding
Basic	10,761,008	7,075,611
Diluted	10,761,008	7,075,611

(Loss) per share
Basic	$(1.31)	$(1.08)
Diluted	$(1.31)	$(1.08)

Adjusted (loss) per share
Basic	$(0.78)	$(1.04)
Diluted	$(0.78)	$(1.04)